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                                                                      Exhibit 11

South Jersey Financial Corporation, Inc.
Computation of Per Share Earnings
For the Year Ended December 31, 1999

         (In thousands, except per share data)


Net income                           $          914
                                     ==============

Average shares outstanding  (1)           3,422,896
                                     ==============

Earnings per share (2)                        $0.20
                                     ==============



(1) Only the ESOP shares released in their respective periods were considered outstanding for the purposes of the weighted average shares outstanding calculation.

(2) Earnings per share, basic and diluted, are the same for the period and represent data since becoming a public company on February 12, 1999.